December 29, 2005

Potomac Funds
33 Whitehall Street
10th Floor
New York, NY 10004

Ladies and Gentlemen:

We have acted as counsel to Potomac Funds, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 60 to the Trust's Registration Statement on Form N-1A (File Nos. 333-28697; 811-08243) (the “Post-Effective Amendment”), registering an indefinite number of Investor Class shares of beneficial interest of the Evolution Managed Bond Fund, the Evolution All-Cap Equity Fund, the Potomac OTC Plus Fund, the Potomac Dow 30SM Plus Fund, the Potomac Small Cap Plus Fund, the Potomac Small Cap/Short Fund, the Potomac U.S./Short Fund and the Potomac U.S. Government Money Market Fund, and an indefinite number of Advisor Class shares of beneficial interest of the Spectrum High Yield Plus Fund, the Spectrum Global Perspective Fund, the Spectrum Equity Opportunity Fund and the HCM Freedom Fund, each a series of the Trust, (collectively, the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Amended and Restated Declaration of Trust, as amended (the “Governing Instrument”) and Bylaws of the Trust, and the action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and officers of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that: (1) the Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and (2) when issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and non-assessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Kirkpatrick & Lockhart Nicholson Graham LLP